UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

PENN NATIONAL GAMING

(Name of Issuer)

Common Stock

(Title of Class of Securities)

707569109

(CUSIP Number)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	707569109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harris Associates L.P. 04-3276558
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,068,042
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,068,042
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,042
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON IA

CUSIP No.

 707569109

1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 Harris Associates Inc.

 04-3276549

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

4,068,042

6.  SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

4,068,042

8.  SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,068,042

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.2%

12.

TYPE OF REPORTING PERSON
CO

Item 1.

(a)

Name of Issuer
PENN NATIONAL GAMING

(b)

Address of Issuer's Principal Executive Offices

 825 Berkshire Boulevard, Suite 200, Wyomissing
  PA
   19610

Item 2.

(a)

Name of Person Filing

Harris Associates L.P.
("Harris")

Harris Associates Inc.
("General Partner")

(b)

Address of Principal Business Office or, if None, Residence

Both

 Harris

and the

 General Partner

maintain their principal offices at:

 Two North LaSalle Street, Suite 500, Chicago
  IL
   60602-3790

(c)

Citizenship

 Harris
 is a

 Delaware
 limited partnership.

The

 General Partner
 is a

 Delaware
 corporation.

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 707569109

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[ ]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    By reason of advisory and other relationships with the person who owns the
 Shares, Harris may be deemed to be the beneficial owner of the following shares: 4,068,042

Harris

    has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(b)

Percent of Class:

    5.2%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

4,068,042

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

4,068,042

(iv)

shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

    Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

                                By:  /s/
    Janet L. Reali

                                --------------------------------------

                                Date:

    February 13, 2012

                                Name:
    Janet L. Reali

                                Title:
    General Counsel

    *Harris Associates, Inc., for itself and, as General partner of Harris Associates L.P.